UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


03053238

SEC FILE NUMBER
8-44516

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

996 San Roberto Street, Suite 201
(No. and Street)

San Juan, (City) PR. (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Dunn (787) 474-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

Western Bank World Plaza, Suite 1200
268 Muñoz Rivera Avenue (Address) San Juan, (City) PR. (State) 00918-2511 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORIENTAL FINANCIAL SERVICES CORP., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit No. 4360



JUAN D. BERRIOS
FIDE
PRIUS
NOTARIO

Signature

Principal, SVP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of Oriental Financial Group Inc.)

Independent Auditors' Report

Financial Statements and Supplemental Schedules
Year Ended June 30, 2003

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Oriental Financial Services Corp.:

We have audited the following financial statements of Oriental Financial Services Corp. (the "Company"), a wholly-owned subsidiary of Oriental Financial Group Inc., for the year ended June 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Oriental Financial Services Corp. as of June 30, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

August 22, 2003

Stamp No. 1924224

affixed to original.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of Oriental Financial Group Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS:	
Cash- due from bank affiliate	$3,353,323
Money market investments	315,130
Cash and cash equivalents	3,668,453
Deposit with clearing organization	50,000
Receivables:	
Brokers, dealers and others	283,205
Accrued interest	220
Securities owned - at market value	1,036,705
Prepaid expenses and other current assets	118,914
Property and equipment, net of accumulated depreciation of $265,545	596,770
TOTAL	$5,754,267
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to affiliate	$ 138,834
Accounts payable and accrued expenses	68,407
Total liabilities	207,241
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	4,406,238
Retained earnings	1,139,788
Total stockholder's equity	5,547,026
TOTAL	$5,754,267

See notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of Oriental Financial Group Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2003

REVENUES:	
Commissions	$3,567,992
Interest and dividends	121,215
Investment banking	1,109,643
Other income	181,665
Total revenues	4,980,515
EXPENSES:	
Employee compensation and benefits	2,520,131
Management and service fees	963,295
Communications	210,329
Clearing broker fees	519,241
Advertising and promotion	23,507
Occupancy and equipment	417,660
Professional services	126,972
Taxes other than income	63,765
Other	266,004
Total expenses	5,110,904
LOSS BEFORE PROVISION FOR INCOME TAX	(130,389)
PROVISION FOR INCOME TAX	(17,132)
NET LOSS	$ (147,521)

See notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of Oriental Financial Group Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (147,521)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	218,510
Decrease (increase) in operating assets:	
Receivables	(170,926)
Securities owned, net	2,989,960
Prepaid expenses and other current assets	(32,740)
Increase (decrease) in operating liabilities:	
Due to affiliate	24,897
Accounts payable and accrued expenses	(174,906)
Net cash provided by operating activities	2,707,274
CASH FLOWS FROM INVESTING ACTIVITIES - Purchases of property and equipment	(69,675)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,637,599
CASH AND CASH EQUIVALENTS, AT JULY 1, 2002	1,030,854
CASH AND CASH EQUIVALENTS, AT JUNE 30, 2003	$ 3,668,453

See notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of Oriental Financial Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT JUNE 30, 2002	$ 1,000	$ 4,406,238	$ 1,287,309	$ 5,694,547
Net loss			(147,521)	(147,521)
BALANCE AT JUNE 30, 2003	$ 1,000	$ 4,406,238	$ 1,139,788	$ 5,547,026

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Oriental Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Oriental Financial Group Inc. (the "Group"). The Company is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in Puerto Rico brokerage, underwriter syndicate and offerings and investment advisory services and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company does not carry customer accounts and is accordingly exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the Unites States of America. The following is a summary of the Company's most significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at market value and the changes in market value are included as income for the reporting period.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell ("resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At June 30, 2003, the Company has no resale agreements or repurchase agreements.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets. At June 30, 2003, the Company has no pledged assets.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis using estimated useful lives, which range from five to ten years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Other Income and Expenses

Other income and expenses are accounted for on the accrual basis.

Accounting for Transfers and Financial Assets and Extinguishments of Liabilities

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered, and liabilities when they are extinguished.

Income Taxes

The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Group's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

Assets, including cash, resale agreements, securities borrowed and receivables are carried at amounts that approximate fair value. Securities owned and securities sold but not yet delivered are valued at market using quoted market prices for actual or similar instruments. Short-term borrowings, securities loaned, accrued expenses, other liabilities and all payables are carried at amounts, which approximate fair value.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments.

2. SECURITIES OWNED

Securities owned at June 30, 2003, carried at market value, are as follows:

GNMA certificates	$ 26,313
PR Government securities	130,567
Equity securities	854,700
Collateralized mortgage obligation	25,125
Total	$ 1,036,705

3. CLEARING AGREEMENT

The Company has entered into a clearing agreement (the "Agreement") with National Financial Services Corp. (NFSC). NFSC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (SEC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2003, the Company had net capital of $1,361,961 which was $1,111,961 in excess of its required net capital of $250,000. The Company's net capital ratio was .15 to 1.

5. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company receives technical, operational and consulting services from Oriental Bank & Trust (the "Bank") for which it is charged a management and service fee. The balance due to affiliate also includes certain disbursements made by the Bank on behalf of the Company. These amounts are not subject to interest charges. For the year ended June 30, 2003, the Company was charged $963,295 by its affiliate for the services indicated above.

6. INCOME TAXES

The Company is subject to Puerto Rico income tax at rates ranging from 22% to 39%.

7. CONTINGENCIES

In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

* * * * * *

SCHEDULE I

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly-Owned Subsidiary of Oriental Financial Group Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 JUNE 30, 2003

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$5,547,026
Deduct: Stockholder's equity not allowable for net capital		3,000,000
Total stockholder's equity qualified for net capital		2,547,026
Add: Allowable subordinated liabilities		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		2,547,026
Deductions and/or charges:		
Total nonallowable assets	$ 994,233	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	45,000	1,039,233
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		1,507,793
Haircuts on securities:		
Contractual commitments	-	
Subordinated debt	-	
Exempt investment securities	-	
Debt securities	7,556	
Other securities	138,276	
Undue concentration	-	
Other	-	145,832
Net capital		$1,361,961

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 13,816
Minimum dollar requirement	$ 250,000
Net capital requirement (greater of two amounts above)	$ 250,000
Net capital	$1,361,961
Excess net capital	$1,111,961
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$1,341,237

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited June 30, 2003, Form X-17A-5, Part II-A filing, as amended.

SCHEDULE I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of Oriental Financial Group Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2003

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 207,241
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Other	-
Total aggregate indebtedness	$ 207,241
Ratio: Aggregate indebtedness to net capital	.15 to 1

Schedule of Nonallowable Assets

Receivable from brokers and dealers and accrued interest	$ 278,549
Prepaid expenses and other assets	118,914
Furniture and equipment, net	596,770
Total nonallowable assets	$ 994,233

SCHEDULE II

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of Oriental Financial Group Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CON TROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 JUNE 30, 2003

The Company has entered into a clearing agreement (the "Agreement") with National Financial Services Corp. (NFSC). Under the terms of the Agreement, NFSC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended June 30, 2003.

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com


Deloitte
& Touche

August 22, 2003

To the Board of Directors and Stockholder
of Oriental Financial Services Corp.:

In planning and performing our audit of the financial statements of Oriental Financial Services Corp. (the "Company"), a wholly-owned subsidiary of Oriental Financial Group Inc., for the year ended June 30, 2003 (on which we issued our report dated August 22, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 1924225

affixed to original.